UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	SBL Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

805 King Farm Boulevard, Suite 600
Rockville, MD 20850

Telephone Number:	301-296-5100

Name and Address of Agent for Service of Process:

Donald C. Cacciapaglia 330 Madison Avenue, 10th Floor
New York, NY 10017

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒     NO  ☐

*	Prior to April 30, 2014, SBL Fund and its series were registered under the Investment Company Act of 1940 and their securities were registered under the Securities Act of 1933 (File Nos. 002-59353 and 811-02753). On April 29, 2014, the registration statements were adopted by Guggenheim Variable Funds Trust, except as they relate to one series of SBL Fund, Series Z (Alpha Opportunity Series), which does not offer securities. This notification is filed to register SBL Fund and its sole remaining series pursuant to Section 8(a).

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in Rockville, Maryland, on the 30th day of April, 2014.

SBL Fund
By:	/s/ Donald C. Cacciapaglia
Donald C. Cacciapaglia
Chief Executive Officer, President and Director

Attest:	/s/ Amy J. Lee
Amy J. Lee
Chief Legal Officer